SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Final Amendment)

CPG Focused Access Fund, LLC
(Name of Issuer)

CPG Focused Access Fund, LLC

(Name of Person(s) Filing Statement)

Class F1, Class F2, Class A and Class I Units of Limited Liability Company Interest
(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael Mascis

c/o Central Park Advisers, LLC

500 Fifth Avenue, 31st Floor

New York, New York 10110

(212) 317-9200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart H. Coleman, Esq.
Brad A. Green, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation: $133,473,000 (a)	Amount of Filing Fee: $14,561.90 (b)
(a)	Calculated as the aggregate maximum purchase price for units of limited liability company interest.
(b)	Calculated at 0.01091% of the Transaction Valuation.

☐      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      third-party tender offer subject to Rule 14d-1.

☒      issuer tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on March 24, 2021 by CPG Focused Access Fund, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $133,473,000 of units of limited liability company interest of the Fund ("Units") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.       The Offer expired at the end of the day on April 20, 2021, at 12:00 midnight, New York time.

2.       $781,844 of Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Units were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG FOCUSED ACCESS Fund, LLC

By: /s/ Michael Mascis
Name: Michael Mascis
Title: Authorized Signatory

September 21, 2021